April 18, 2017

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Dana Brown and John Stickel

Re:     The Scotts Miracle-Gro Company
Registration Statement on Form S-4 (File No. 333-216307)

Ladies and Gentlemen:

The Scotts Miracle-Gro Company, on behalf of itself and the co-registrants listed in the above-referenced Registration Statement (collectively, the “Registrants”), pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, hereby respectfully requests that the effectiveness of the above-referenced Registration Statement be accelerated to, and that such Registration Statement be declared effective on, Thursday, April 20, 2017, at 9:00 a.m., Eastern Time, or as soon thereafter as practicable.

In connection with the above request, the Registrants hereby acknowledge that:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise Adam L. Miller of Vorys, Sater, Seymour and Pease LLP, our outside counsel, of the effectiveness of the Registration Statement by telephone at (614) 464-6250 or by facsimile at (614) 719-5186.

Very truly yours,
/s/ IVAN C. SMITH
Ivan C. Smith Executive Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer